Hologic, Inc.

35 Crosby Drive

Bedford, MA 01730

February 8, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Amanda Ravitz, Assistant Director

Re:	Hologic, Inc.
Form 10-K for the fiscal year ended September 25, 2010
Filed November 24, 2010
File No. 000-18281

Ladies and Gentlemen:

This letter is in response to the letter sent by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Hologic, Inc. (the “Company”) dated January 31, 2011 regarding the above referenced filing. The numbering below corresponds to the numbering in the Staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the Staff’s letter.

Form 10-K for the fiscal year ended September 25, 2010

Item 11. Executive Compensation, page 84

1.	Staff Comment. We note your disclosure in the last sentence of “risk oversight” on page 10 of your definitive proxy statement, which has been incorporated by reference. Please tell us the process you undertook to reach the conclusion that your compensation programs do not create risks that are reasonably likely to have a material adverse effect. Refer to Regulation S-K Item 402(s).

Company Response. During fiscal year 2010, the Compensation Committee reviewed and discussed the Commission’s disclosure rules relating to risks arising from compensation programs. Following that discussion, at the Compensation Committee’s direction, our Senior Vice President of Human Resources, Vice President of Human Resources and other members of the human resources and finance departments in conjunction with the Committee’s independent compensation consultant and the Company’s outside legal counsel (collectively, the “Working Group”), conducted a risk assessment of our compensation programs.

In connection with that review, the Working Group identified and reviewed risks associated with each of the Company’s material compensation programs and components

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

February 8, 2011

thereof, including (i) annual cash bonuses, (ii) sales incentive and commission plans, (iii) long-term incentive programs, (iv) retirement programs, including defined contribution programs, profit-sharing plans and deferred compensation programs, and (v) other material compensation agreements, including executive severance, transition and change of control agreements. In reviewing the risks associated with these compensation programs, the Working Group evaluated the key characteristics of the compensation programs, the participants in such programs, any applicable targets, maximum payouts and the timing of vesting or payouts, as applicable. The Working Group also analyzed the relationship between such key characteristics, the risks associated with the programs, and factors that mitigated such risk. The Working Group further reviewed these programs in the context of each business unit.

After conducting this review, the Working Group presented its preliminary analysis to the Compensation Committee for further review and discussion. Following those discussions, the Working Group refined its analysis and reviewed the analysis with management, and management concluded that the Company’s compensation programs do not create risks that are likely to have a material adverse impact on the Company. The analysis and management’s findings were then further presented to the Compensation Committee. Following that discussion, the Compensation Committee concurred with management’s assessment that the Company’s compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company.

2.	Staff Comment. Refer to the table on page 40 of your definitive proxy statement. Given the disclosure regarding your short-term incentive plan on pages 20-25, it appears that table should include the disclosures required by Item 402(d)(2)(iii) of Regulation S-K. Please revise future filings.

Company Response. The Company will modify its disclosure as requested by the Staff in its future filings. Please note that, in accordance with the Commission’s Division of Corporation Finance Compliance & Disclosure Interpretations, Question 120.02, in the case where the Company’s non-equity incentive plan awards have been made for an annual plan and all awards are earned at fiscal year-end, the Company would propose to change the heading over columns (c), (d) and (e) in the table referred in Item 402(d) of Regulation S-K from “Estimated future payouts under non-equity incentive plan awards” to “Estimated possible payouts under non-equity incentive plan awards”.

3.	Staff Comment. In future filings, please disclose by footnote for each director the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Company Response. The Company will modify its disclosure as requested by the Staff in its future filings.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

February 8, 2011

Item 12. Security Ownership of Certain Beneficial Owners….page 84

4.	Staff Comment. Given the numbers in the table on page 53 of your definitive proxy statement for each of your directors, director nominees and executive officers, please tell us how you determined they hold an aggregate of 6,002,574 shares.

Company Response. The Company notes that, included in the total number of shares beneficially owned by directors, director nominees and executive officers as a group, were 638,703 shares beneficially held by executive officers who were not named executive officers as defined by Item 402(a)(3) of Regulation S-K. Page 7 of the Company’s definitive proxy statement lists six executive officers who are not directors, and three of these executive officers were not named executive officers. The following table sets forth in further detail the calculations made by the Company:

Beneficial Owners	Shares Beneficially Owned

Shares beneficially owned by all directors, nominees for director and named executive officers as a group	5,363,871
Shares beneficially owned by executive officers who are not named executive officers as a group	638,703

Shares beneficially owned by all directors, nominees for director and executive officers as a group	6,002,574

Item 13. Certain Relationships….page 85

5.	Staff Comment. Please tell us, and revise future filings to disclose, the standards applied by your audit committee in reviewing related-party transactions, the types of transactions subject to that review, and when and why it may delegate review to another committee.

Company Response. It is the Company’s policy to have all related-party transactions reviewed and approved by a committee of disinterested independent directors. To accomplish this result, the Board of Directors has non-exclusively delegated the responsibility of reviewing such transactions to its Audit Committee. The Company’s Audit Committee Charter provides in pertinent part that the Audit Committee has the responsibility to “review and approve all related-party transactions, unless otherwise delegated to another committee of the Board of Directors consisting solely of independent directors.” The non-exclusivity of this delegation provides the Board with flexibility to address the particular circumstances of any related-party transaction. For example, certain related-party transactions involving compensation would normally be approved by the Compensation Committee. Additionally, if one or more members of the Audit Committee are otherwise conflicted, or for any other reason, the Board of Directors reserves the right to establish a separate committee of independent directors to review a particular transaction. Regardless of the deliberative body of disinterested independent directors reviewing a related-party transaction, the standard applied in reviewing such transaction is whether the transaction is on terms no less favorable to the Company than

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

February 8, 2011

terms generally available from an unaffiliated third party under the same or similar circumstances. The Board generally considers related-party transactions to be those transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K. The Company will modify its disclosure as requested by the Staff in its future filings.

In connection with the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly at (781) 999-7373 if you have any further questions or comments. Please note that my fax number is (781) 280-0669.

Very Truly Yours,

HOLOGIC, INC.

/s/ Glenn P. Muir
Glenn P. Muir
Executive Vice President, Finance and Administration, and Chief Financial Officer